UNITED STATES SECURITIES AND EXCHANGE COMMISSION


          Washington, D. C. 20549





                 FORM 11-K





[ X ]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
       SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]


For the fiscal year ended December 31, 1994


                     OR


[  ]  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]




       Commission file number 1-8841




    Employee Thrift and Retirement Savings Plan for
Bargaining Unit Employees of Florida Power & Light Company
              (Full title of the plan)





              FPL GROUP, INC.
(Name of issuer of the securities held pursuant to the plan)





           700 Universe Boulevard
         Juno Beach, Florida 33408
  (Address of principal executive offices)
                 (Zip Code)
        INDEPENDENT AUDITORS' REPORT



EMPLOYEE BENEFITS COMMITTEE OF THE BOARD OF DIRECTORS
OF FPL GROUP, INC.:

We have audited the statements of financial condition of the Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company (the "Plan") as of December 31, 1994 and 1993, and the related statement of income and changes in net assets for the year ended December 31, 1994. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial condition of the Plan at December 31, 1994 and 1993 and its income and changes in net assets for the year ended December 31, 1994 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of (1) assets held for investment as of December 31, 1994, and (2) transactions in excess of five percent of the current value of plan assets for the year ended December 31, 1994, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 1994 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.




DELOITTE & TOUCHE LLP

Miami, Florida
June 26, 1995
    EMPLOYEE THRIFT AND RETIREMENT SAVINGS PLAN FOR
BARGAINING UNIT EMPLOYEES OF FLORIDA POWER & LIGHT COMPANY
           STATEMENTS OF FINANCIAL CONDITION


                                                                                              December 31,
                                                                                          1994            1993
ASSETS
Receivables:
  Employer contributions .........................................................               -    $    635,120
  Income .........................................................................    $      1,000             522

      Total receivables ..........................................................           1,000         635,642

General investments:
  Interest-bearing cash ..........................................................       1,355,188       1,587,722
  Loans to participants - other ..................................................      16,730,150      11,599,055
  Value of interest in master trusts .............................................      69,133,743     101,183,100
  Value of interest in registered investment companies ...........................      59,021,694               -

      Total general investments ..................................................     146,240,775     114,369,877

Employer securities:
  Employer securities held by the Plan ...........................................     126,026,955     155,972,982
  Leveraged ESOP employer securities (allocated to the Plan) .....................     108,031,583     120,049,150

      Total employer securities ..................................................     234,058,538     276,022,132

Total assets .....................................................................     380,300,313     391,027,651

LIABILITIES
Operating payables ...............................................................         362,063         400,182
Acquisition indebtedness (Leveraged ESOP loan allocated to the Plan) .............     104,908,423     100,488,744

Total liabilities ................................................................     105,270,486     100,888,926

NET ASSETS .......................................................................    $275,029,827    $290,138,725



The accompanying Notes to Financial Statements are an integral part of these statements.
     EMPLOYEE THRIFT AND RETIREMENT SAVINGS PLAN FOR
BARGAINING UNIT EMPLOYEES OF FLORIDA POWER & LIGHT COMPANY
      STATEMENT OF INCOME AND CHANGES IN NET ASSETS


                                                                                      Year ended December 13, 1994
INCOME
Contributions:
  Received from employer .........................................................    $  1,989,996
  Received from participants .....................................................      15,665,753
  Noncash contributions (from employer) ..........................................       4,824,487
    Total contributions ..........................................................                    $ 22,480,236

Earnings on investments:
  Interest:
    Interest-bearing cash ........................................................          32,593
    Other loans (participant loans) ..............................................       1,182,867
      Total interest .............................................................                       1,215,460

  Common stock dividends .........................................................                       6,689,188

  Net loss on sale of assets:
    Aggregate proceeds ...........................................................      39,096,048
    Aggregate carrying amount ....................................................      44,071,618
      Net loss on sale of assets .................................................                      (4,975,570)

  Unrealized depreciation of assets ..............................................                     (10,917,922)

  Net investment gain from master trusts .........................................                       2,769,818
  Net investment loss from registered investment companies .......................                      (1,677,659)
Total income .....................................................................                      15,583,551

EXPENSES
Benefit payment and payments to provide benefits:
  Directly to participants or beneficiaries ......................................      18,161,897
    Total payments to provide benefits ...........................................                      18,161,897

Administrative expenses:
  Recordkeeping fees .............................................................          64,596
    Total administrative expenses ................................................                          64,596
Total expenses ...................................................................                      18,226,493

NET LOSS .........................................................................                      (2,642,942)

TRANSFERS
Transfers to the Plan ............................................................       3,933,769
Effect of current year Leveraged ESOP activity ...................................     (16,399,725)
Total transfers from the Plan ....................................................                     (12,465,956)

NET ASSETS AT DECEMBER 31, 1993 ..................................................                     290,138,725
NET ASSETS AT DECEMBER 31, 1994 ..................................................                    $275,029,827



The accompanying Notes to Financial Statements are an integral part of these statements.
    EMPLOYEE THRIFT AND RETIREMENT SAVINGS PLAN FOR
BARGAINING UNIT EMPLOYEES OF FLORIDA POWER & LIGHT COMPANY
           NOTES TO FINANCIAL STATEMENTS
       For the year ended December 31, 1994


1.  Description of the Plan and Significant Accounting Policies

The Plan

The following description of the Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of Florida Power & Light Company
(Plan) provides only general information. Participating employees (Members) should refer to the Summary Plan Description in their employee handbook for a more complete description of the Plan. Effective January 1, 1994, Fidelity Management Trust Company
(Trustee) replaced Mellon Bank, N.A. as administrator of the trust established under the Plan (Trust).

Participation in the Plan, which is voluntary, is open to any employee of Florida Power & Light Company (FPL or Company) whose compensation is established under a collective bargaining agreement between the Company and the International Brotherhood of Electrical Workers AFL-
CIO through its System Council U-4 (Bargaining Unit). The Plan includes a cash or deferred compensation arrangement (Tax Saver
Option) permitted by Section 401(k) of the Internal Revenue Code of
1986, as amended (Code). The Tax Saver Option permits a Member to elect to defer federal income taxes on all or a portion of his contributions (Tax Saver Contributions) until they are distributed from the Plan. Tax Saver Contributions were limited in 1994 to a maximum of $9,240 per Member and may be increased or decreased in future years for cost-of-living adjustments.

The Plan also includes leveraged employee stock ownership plan
(Leveraged ESOP) provisions. The Leveraged ESOP is a stock bonus plan within the meaning of Treasury Regulation Section 1.401-1(b)(1)(iii) that is qualified under Section 401(a) of the Code and is designed to invest primarily in common stock of FPL Group, Inc. (Common Stock).
The Trust purchased Common Stock from FPL Group, Inc. (FPL Group) using the proceeds of a loan (Acquisition Indebtedness) from FPL Group Capital Inc (FPL Group Capital), a subsidiary of FPL Group (see Note 3). The Common Stock acquired by the Trust is initially held in a separate account (ESOP Account). As the Acquisition Indebtedness (including interest) is repaid, each Member's account is allocated its share of Common Stock released from the ESOP Account.

Contributions, Loans, Withdrawals and Transfers to (from) the Plan

The Plan provides for basic contributions by eligible employees in whole percentages from 1% to 6% of their base compensation (Earnings).
Such contributions are matched 50% by the Company with shares of Common Stock equal in value to 50% of a Member's basic after-tax and basic Tax Saver Contributions plus an additional 50% on the first three percent of a Member's Earnings contributed as a basic Tax Saver Contribution. The Plan also provides for supplemental contributions by Members to be made in whole percentages from 1% to 10% of their Earnings, which are not matched by the Company.

The value of a Member's contributions (including all income, gains and losses) is at all times 100% vested. Company contributions vest at a rate of 20% each year and are fully vested upon a Member attaining five years of service as a Member of the Plan. An employee may also receive vesting credit for prior years of service as a member of the FPL Group Employee Thrift Plan (Group Plan).

The Plan's investment options during the year were expanded to include eleven investment choices: eight core investment options and three investment strategy options. The core investment options include various mutual funds, a separately managed portfolio of short- and long-term investment contracts and Common Stock. The strategy options combine portions of the individual core investment options available through the Plan providing various combinations of stocks and fixed income investments.

The Plan allows Members, at any time, to change their contribution percentage, to change their investment option allocation for future contributions or to transfer their account balance attributable to Member contributions from one investment option to another. At year end, the number of Members contributing to the Plan was 3,808. Company contributions are primarily made from Common Stock shares released from the ESOP Account. Forfeitures of non-vested Company contributions due to termination of Plan participation are used to reduce the amount of future Company contributions to the Plan. A Member who has attained at least the age of fifty-five and completed five years of service while a Member will be permitted a one time election to transfer the total Company contributions made to his or her account and any earnings thereon to one or more of the other investment options. Any future Company contributions will continue to be invested in Common Stock. Company contributions made on behalf of business managers and others employed by the Bargaining Unit and serving on Company property while on a leave of absence from the Company will be reimbursed by the Bargaining Unit.

A Member may borrow from his or her Plan accounts during their employment under certain conditions. At December 31, 1994, the loan interest rate was 7.5%.

Withdrawals by Members from certain of their accounts during their employment are permitted with certain penalties and restrictions. The penalties limit a Member's participation in the Plan for varying periods following a withdrawal.

Transfers to (from) the Plan generally represent net transfers between the Plan and the Group Plan. The transfers arise as a result of members relocating between affiliated entities participating in the plans.

Basis of Accounting

The financial statements of the Plan are prepared under the accrual basis of accounting. Investment income and interest income on loans to Members is recognized when earned. Contributions by Members and Company contributions are accrued on the basis of amounts withheld through payroll deductions. Distributions to Members are recorded when paid. Assets of the Plan are stated at market value, except loans to Members which are stated at cost and insurance and financial institution contracts which are stated at contract value, all of which approximates market value. Market value is determined using the closing market price or the last recorded bid price.

Investments

Purchases and sales of investment securities are recorded on the trade date. Gains or losses on sales of investment securities are determined using the carrying amount of the securities. The carrying amounts of securities held in Member accounts are adjusted daily; securities held in the ESOP Account (see Note 2) are adjusted annually. Unrealized appreciation or depreciation is recorded to recognize changes in market value.

2.  Employee Stock Ownership Plan Account Allocation

The assets, liabilities and net income of the ESOP Account are not considered plan assets but are for the joint benefit of the Plan and the Group Plan. The ESOP Account is allocated for financial reporting purposes based on each plan's relative net assets. The Plan's allocation of Common Stock held in the ESOP Account (employer securities), Acquisition Indebtedness and interest payable have been reflected in the Statements of Financial Condition, but are not available for, or the obligation of, Plan Members. The employer securities will be released from the ESOP Account and distributed to Members' accounts in satisfaction of part or all of the Company's matching contribution obligation under the Plan as the Acquisition Indebtedness is repaid (estimated to occur over the next fifteen years). ESOP shares allocated to date are classified as employer securities held by the Plan on the Statements of Financial Condition. The Acquisition Indebtedness will be repaid from dividends on the shares acquired by the ESOP Account, as well as from cash contributions from FPL Group. The net effect of a change in the allocation percentage from year to year is reported as a transfer to or from the Plan. The value of the shares distributed to Member accounts is not affected by these allocations.

Condensed financial statements of the ESOP Account are presented below, indicating the allocations made to each plan. The effect of current year Leveraged ESOP activity on net assets is included in transfers to the plan in the financial statements of each plan. Distributions of shares to the plans are presented as noncash contributions in the financial statements of each plan.

                                                                       Total ESOP         The
                                                                        Account        Group Plan       The Plan
Allocation percentage ............................................         100%             70%             30%

Accrued interest .................................................    $      3,370    $      2,370    $      1,000
Employer securities ..............................................     363,742,703     255,711,120     108,031,583
  Total assets ...................................................     363,746,073     255,713,490     108,032,583

Acquisition indebtedness .........................................     353,227,013     248,318,590     104,908,423
Interest payable .................................................       1,219,069         857,006         362,063
  Total liabilities ..............................................     354,446,082     249,175,596     105,270,486

Net assets - end .................................................    $  9,299,991    $  6,537,894    $  2,762,097

Contributions received from employer .............................    $ 15,742,915
Interest income ..................................................           8,766
Dividends ........................................................      19,890,457
Net loss on sale of assets (1) ...................................      (3,455,010)
Unrealized depreciation of assets ................................     (41,478,488)
  Total income ...................................................      (9,291,360)

Interest expense .................................................      34,477,086

Net loss .........................................................     (43,768,446)   $(30,769,218)   $(12,999,228)
Distribution of shares to plans ..................................     (15,001,977)    (10,177,490)     (4,824,487)
Transfers to (from) plan .........................................               -      (1,423,990)      1,423,990
Effect of current year Leveraged ESOP activity on net assets .....     (58,770,423)    (42,370,698)    (16,399,725)
Net assets - beginning ...........................................      68,070,414      48,908,592      19,161,822
Net assets - end .................................................    $  9,299,991    $  6,537,894    $  2,762,097

(1)    Primarily represents the decrease in market value since the beginning of the year of shares that were held by the ESOP
       Account and distributed to the plans during the current year.

3.  Acquisition Indebtedness

In December 1990, the Trust borrowed $360 million from FPL Group Capital to purchase approximately 12.4 million shares of Common Stock. The unallocated shares of Common Stock acquired with the proceeds of the Acquisition Indebtedness are collateral for the Acquisition Indebtedness. As principal payments are made, a percentage of Common Stock is allocated to each Member's account and released as collateral. During 1994, 544,385 shares were released as collateral for the Acquisition Indebtedness. The scheduled principal repayments of the Acquisition Indebtedness for the next five years and thereafter are as follows: 1995 - $4,190,000; 1996 - $5,532,000;
1997 - $7,032,000; 1998 - $8,705,000; 1999 - $10,568,000 and
thereafter - $317,200,000. The Acquisition Indebtedness matures in 2010, bears interest at a fixed rate of 9.69% per year and is to be repaid using dividends received on Common Stock held by the ESOP Account and ESOP shares distributed to Member's accounts, along with cash contributions from FPL Group. In 1994, such dividends received totaled approximately $22,978,000 and cash contributions from FPL Group totaled approximately $15,743,000. See Note 2 for information on the Plan's allocation percentage of the Acquisition Indebtedness.

4.  Parties-In-Interest Transactions

Company contributions are primarily made in Common Stock released from the ESOP Account or in cash, which is used to purchase Common Stock by the Trustee. Such amounts are reported as noncash contributions (from employer) and contributions received from employer, respectively.

All dividends received by the Plan were earned on Common Stock. Dividends on shares held in the ESOP Account were used to repay the Acquisition Indebtedness (see Note 3). Certain dividends on shares held in Members' accounts are reinvested in Common Stock for the benefit of its Members pursuant to FPL Group's Dividend Reinvestment and Common Share Purchase Plan in which the Trustee participates.

5.  Statement of Financial Condition Information by Investment Fund
    Option

Information about the Statements of Financial Condition by investment fund option is as follows:

                                                                                               December 31,
                                                                                          1994            1993
Interest-bearing cash:
  Fidelity Retirement Government Money Market Portfolio ...........................   $  1,355,188               -
  EB Temporary Investment Fund ....................................................              -    $  1,587,722
                                                                                      $  1,355,188    $  1,587,722
Value of interest in Master Trusts:
  Conservative Investment Strategy ................................................   $  3,606,419               -
  Moderate Growth Investment Strategy .............................................     12,924,502               -
  Long-term Growth Investment Strategy ............................................     10,075,095               -
  Short-term liquid investments maintained in FPL Company Stock Fund ..............      1,716,298               -
  Managed Income Portfolio (previously Fund A) ....................................     40,811,429               -
  Fund A ..........................................................................              -    $ 67,594,539
  Fund B ..........................................................................              -      33,588,561
                                                                                      $ 69,133,743    $101,183,100
Value of interest in registered investment companies:
  Fidelity U.S. Bond Index Portfolio ..............................................   $  4,563,339               -
  Fidelity U.S. Equity Index Portfolio (previously Fund B) ........................     20,392,274               -
  Fidelity Magellan Fund ..........................................................     17,776,491               -
  Fidelity OTC Portfolio ..........................................................      7,973,058               -
  Fidelity Overseas Fund ..........................................................      8,316,532               -
                                                                                      $ 59,021,694               -

FPL Company Stock Fund ............................................................   $126,026,955    $155,972,982

6.  Statement of Income and Changes in Net Assets Information by
    Investment Fund Option

Information about the Statement of Income and Changes in Net Assets by investment fund option is as follows:

                                                            Fidelity
                                                            Retirement                   Moderate       Long-term
                                                            Government    Conservative    Growth         Growth
                                                            Money Mkt.     Investment    Investment     Investment
                                                            Portfolio      Strategy      Strategy       Strategy
INCOME
Contributions ...........................................   $    8,376    $  156,163    $ 1,082,252    $ 1,252,800
Interest and dividends ..................................       35,937        10,399         70,372         86,394
Net investment gain (loss) from master trusts ...........            -        40,316       (161,878)      (227,139)
Net investment gain (loss) from registered
  investment companies ..................................            -             -              -              -
  Total income ..........................................       44,313       206,878        990,746      1,112,055

EXPENSES
Benefit payment and payments to provide benefits ........       51,927        77,093        317,220        260,106
Administrative expenses .................................        1,413           737          2,384          1,949
  Total expenses ........................................       53,340        77,830        319,604        262,055

NET INCOME (LOSS) .......................................       (9,027)      129,048        671,142        850,000

TRANSFERS
Net transfers to (from) the Plan ........................       22,137        56,222        (26,447)       (19,092)
Net exchanges between investment funds ..................    1,390,852     3,534,575     12,590,582      9,525,150
Net participant loan activity ...........................      (48,774)     (113,426)      (310,775)      (280,963)
  Total transfers .......................................    1,364,215     3,477,371     12,253,360      9,225,095

NET ASSETS AT DECEMBER 31, 1993 .........................            0             0              0              0
NET ASSETS AT DECEMBER 31, 1994 .........................   $1,355,188    $3,606,419    $12,924,502    $10,075,095
/TABLE

                                                                         Fidelity        Fidelity
                                                          Managed        U.S. Bond      U.S. Equity     Fidelity
                                                           Income          Index          Index         Magellan
                                                          Portfolio      Portfolio      Portfolio         Fund
INCOME
Contributions .......................................   $  2,479,928    $  488,302     $  2,263,815    $ 2,343,027
Interest and dividends ..............................        197,633        29,978          177,522        147,119
Net investment gain (loss) from master trusts .......      3,118,519             -                -              -
Net investment gain (loss) from registered
  investment companies ..............................              -       (58,063)         376,040     (1,256,684)
  Total income ......................................      5,796,080       460,217        2,817,377      1,233,462

EXPENSES
Benefit payment and payments to provide benefits ....      5,732,192       173,039        1,822,973        393,509
Administrative expenses .............................          8,306         8,482           21,303          9,402
  Total expenses ....................................      5,740,498       181,521        1,844,276        402,911

NET INCOME (LOSS) ...................................         55,582       278,696          973,101        830,551

TRANSFERS
Net transfers to (from) the Plan ....................        657,787        38,939          576,247        (63,907)
Net exchanges between investment funds ..............    (26,228,397)    4,339,884      (14,033,590)    17,391,479
Net participant loan activity .......................     (1,268,082)      (94,180)        (712,045)      (381,632)
  Total transfers ...................................    (26,838,692)    4,284,643      (14,169,388)    16,945,940

NET ASSETS AT DECEMBER 31, 1993 .....................     67,594,539             0       33,588,561              0
NET ASSETS AT DECEMBER 31, 1994 .....................   $ 40,811,429    $4,563,339     $ 20,392,274    $17,776,491


                                                                                                          FPL
                                                                          Fidelity       Fidelity       Company
                                                                             OTC         Overseas        Stock
                                                                          Portfolio        Fund          Fund
INCOME
Contributions .......................................................    $1,103,663     $1,184,899    $ 10,117,011
Interest and dividends ..............................................        72,919         81,465       6,995,748
Net loss on sale of assets ..........................................             -              -      (4,975,570)
Unrealized depreciation of assets ...................................             -              -     (10,917,922)
Net investment gain (loss) from master trusts .......................             -              -               -
Net investment gain (loss) from registered investment companies .....      (511,734)      (227,218)              -
  Total income ......................................................       664,848      1,039,146       1,219,267

EXPENSES
Benefit payment and payments to provide benefits ....................       148,293        207,860       8,548,302
Administrative expenses .............................................           302            675           9,643
  Total expenses ....................................................       148,595        208,535       8,557,945

NET INCOME (LOSS) ...................................................       516,253        830,611      (7,338,678)

TRANSFERS
Net transfers to (from) the Plan ....................................       (25,978)       (14,444)      2,592,949
Net exchanges between investment funds ..............................     7,592,050      7,693,876     (23,796,461)
Net participant loan activity .......................................      (109,267)      (193,511)     (1,852,144)
  Total transfers ...................................................     7,456,805      7,485,921     (23,055,656)

NET ASSETS AT DECEMBER 31, 1993 .....................................             0              0     158,137,587
NET ASSETS AT DECEMBER 31, 1994 .....................................    $7,973,058     $8,316,532    $127,743,253
/TABLE

7.  Reconciliation of Financial Statements to Form 5500

Generally accepted accounting principles for employee benefit plans require benefit payments to be recorded when paid. Benefit payments as reported on Form 5500 are recorded when processed and approved for payment.

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                                                        Year Ended
                                                                                                       December 31,
                                                                                                           1994
Benefits paid to participants per the financial statements .........................................   $18,161,897
Subtract:  Amounts allocated to withdrawing participants at December 31, 1993 ......................    (7,074,873)
Benefits paid to participants per the Form 5500 ....................................................   $11,087,024

8.  Income Taxes

In January 1989, FPL received from the Internal Revenue Service (IRS) a favorable determination that the Plan, as amended and restated effective January 1, 1988, met the requirements of Section 401 of the Code. The IRS, in Revenue Procedure 93-6, has opened the determination process for plans which combine 401(k) or 401(m) and ESOP features, such as this Plan. The Company has submitted applications in 1995 for favorable determinations from the IRS that the Plan, both as amended and restated effective July 16, 1990, including amendments effective January 1, 1991, and as further amended through January 1, 1994, remains qualified under Section 401(a). If the Plan remains qualified, the Trust established thereunder will generally be exempt from federal income taxes under Section 501(a) of the Code; Company contributions paid to the Trust under the Plan will be allowable federal income tax deductions of the Company subject to the conditions and limitations of Section 404 of the Code; and the Plan will meet the requirements of Section 401(k) of the Code allowing Tax Saver Contributions to be exempt from federal income tax at the time such contributions are made, provided that in operation the Plan and Trust meet the applicable provisions of the Code. In addition, FPL Group will be able to claim an income tax deduction for dividends used to repay the Acquisition Indebtedness.

Company contributions to the Plan on a Member's behalf, the Member's
Tax Saver Contributions, and the earnings thereon generally are not taxable to the Member until such Company contributions, Tax Saver Contributions, and earnings from investments are distributed or withdrawn. A loan from a Member's account generally will not represent a taxable distribution if the loan is repaid in a timely manner and does not exceed certain limitations.

9.  Expenses

Certain fees such as annual account maintenance and investment management fees are primarily paid by Plan participants. FPL Group shares a portion of the annual account maintenance fees. Trustee's fees and expenses are paid by FPL Group (which may charge each company under the Plan its allocated share) and, therefore, are not reflected in the financial statements.
10.  Master Trusts

A summary of participating interest in and financial statements for the Master Trusts follow.

                                                                                                 Percent of
                                                                                          Interest in Master Trust
                                                                                                December 31,
                                                                                            1994            1993
MANAGED INCOME PORTFOLIO
FPL Group Employee Thrift Plan
EIN 59-0247775
PN 002 ............................................................................        76.6%             -

Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of
  Florida Power & Light Company
EIN 59-0247775
PN 003 ............................................................................        23.4%             -

CONSERVATIVE INVESTMENT STRATEGY
FPL Group Employee Thrift Plan
EIN 59-0247775
PN 002 ............................................................................        81.6%               -

Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of
  Florida Power & Light Company
EIN 59-0247775
PN 003 ............................................................................        18.4%               -

MODERATE GROWTH INVESTMENT STRATEGY
FPL Group Employee Thrift Plan
EIN 59-0247775
PN 002 ............................................................................        73.0%               -

Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of
  Florida Power & Light Company
EIN 59-0247775
PN 003 ............................................................................        27.0%               -

LONG-TERM GROWTH INVESTMENT STRATEGY
FPL Group Employee Thrift Plan
EIN 59-0247775
PN 002 ............................................................................        73.9%               -

Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of
  Florida Power & Light Company
EIN 59-0247775
PN 003 ............................................................................        26.1%               -

MASTER TRUST FUND A
FPL Group Employee Thrift Plan
EIN 59-0247775
PN 002 ............................................................................          -             77.6%

Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of
  Florida Power & Light Company
EIN 59-0247775
PN 003 ............................................................................          -             22.4%

MASTER TRUST FUND B
FPL Group Employee Thrift Plan
EIN 59-0247775
PN 002 ............................................................................          -             72.7%

Employee Thrift and Retirement Savings Plan for Bargaining Unit Employees of
  Florida Power & Light Company
EIN 59-0247775
PN 003 ............................................................................          -             27.3%
/TABLE

          MANAGED INCOME PORTFOLIO

      STATEMENT OF FINANCIAL CONDITION

                                                                                                       December 31,
                                                                                                           1994
ASSETS
General investments:
  Value of unallocated insurance and financial institution contracts ..............................    $174,627,459

Total assets ......................................................................................     174,627,459

LIABILITIES .......................................................................................               -

NET ASSETS ........................................................................................    $174,627,459


STATEMENT OF INCOME AND CHANGES IN NET ASSETS

                                                                                                           1994
INCOME
Contributions received from participants ............................................                 $   6,799,449

Earnings on investments:
  Interest ..........................................................................                    13,255,525

Total income ........................................................................                    20,054,974

EXPENSES
Benefit payments to participants or beneficiaries ...................................                    14,681,810

Account maintenance fees ............................................................                        20,218

Total expenses ......................................................................                    14,702,028

NET INCOME ..........................................................................                     5,352,946

TRANSFERS
Transfers into fund .................................................................                    51,831,741
Transfers out of fund ...............................................................                  (165,298,459)

Net transfers .......................................................................                  (113,466,718)

NET ASSETS AT BEGINNING OF YEAR .....................................................                   282,741,231

NET ASSETS AT END OF YEAR ...........................................................                 $ 174,627,459
/TABLE

      CONSERVATIVE INVESTMENT STRATEGY

      STATEMENT OF FINANCIAL CONDITION

                                                                                                       December 31,
                                                                                                           1994
ASSETS
Receivables:
  Income .........................................................................................     $    59,409

General investments:
  Value of unallocated insurance and financial institution contracts .............................       9,752,821
  Mutual funds ...................................................................................       9,857,525

      Total general investments ..................................................................      19,610,346

Total assets .....................................................................................      19,669,755

LIABILITIES ......................................................................................               -

NET ASSETS .......................................................................................     $19,669,755


STATEMENT OF INCOME AND CHANGES IN NET ASSETS

                                                                                                           1994
INCOME
Contributions received from participants ...........................................                   $   774,566

Earnings on investments:
  Interest .........................................................................                       533,871
  Dividends ........................................................................                       436,684
  Net gain (loss) on sale of assets:
    Aggregate proceeds .............................................................    $13,659,546
    Aggregate costs ................................................................     13,969,939       (310,393)

  Unrealized depreciation of assets ................................................                      (484,369)

Total income .......................................................................                       950,359

EXPENSES
Benefit payments to participants or beneficiaries ..................................                     1,953,397

Account maintenance fees ...........................................................                         2,862

Total expenses .....................................................................                     1,956,259

NET LOSS ...........................................................................                    (1,005,900)

TRANSFERS
Transfers into fund ................................................................                    24,777,928
Transfers out of fund ..............................................................                    (4,102,273)

Net transfers ......................................................................                    20,675,655

NET ASSETS AT BEGINNING OF YEAR ....................................................                             -

NET ASSETS AT END OF YEAR ..........................................................                   $19,669,755
/TABLE

    MODERATE GROWTH INVESTMENT STRATEGY

      STATEMENT OF FINANCIAL CONDITION

                                                                                                       December 31,
                                                                                                           1994
ASSETS
Receivables:
  Income .........................................................................................     $    72,578

General investments:
  Value of unallocated insurance and financial institution contracts .............................      12,593,988
  Mutual funds ...................................................................................      35,329,983

      Total general investments ..................................................................      47,923,971

Total assets .....................................................................................      47,996,549

LIABILITIES ......................................................................................               -

NET ASSETS .......................................................................................     $47,996,549


STATEMENT OF INCOME AND CHANGES IN NET ASSETS

                                                                                                           1994
INCOME
Contributions received from participants ...........................................                   $ 3,712,440

Earnings on investments:
  Interest .........................................................................                       699,782
  Dividends ........................................................................                     1,234,195
  Net gain (loss) on sale of assets:
    Aggregate proceeds .............................................................    $19,472,329
    Aggregate costs ................................................................     19,990,261       (517,932)

  Unrealized depreciation of assets ................................................                    (2,071,049)

Total income .......................................................................                     3,057,436

EXPENSES
Benefit payments to participants or beneficiaries ..................................                     1,636,634

Account maintenance fees ...........................................................                         7,822

Total expenses .....................................................................                     1,644,456

NET INCOME .........................................................................                     1,412,980

TRANSFERS
Transfers into fund ................................................................                    53,213,983
Transfers out of fund ..............................................................                    (6,630,414)

Net transfers ......................................................................                    46,583,569

NET ASSETS AT BEGINNING OF YEAR ....................................................                             -

NET ASSETS AT END OF YEAR ..........................................................                   $47,996,549
/TABLE

    LONG-TERM GROWTH INVESTMENT STRATEGY

      STATEMENT OF FINANCIAL CONDITION

                                                                                                       December 31,
                                                                                                           1994
ASSETS
Receivables:
  Income .........................................................................................     $    24,432

General investments:
  Value of unallocated insurance and financial institution contracts .............................       4,048,004
  Mutual funds ...................................................................................      34,665,513

      Total general investments ..................................................................      38,713,517

Total assets .....................................................................................      38,737,949

LIABILITIES ......................................................................................               -

NET ASSETS .......................................................................................     $38,737,949


STATEMENT OF INCOME AND CHANGES IN NET ASSETS

                                                                                                           1994
INCOME
Contributions received from participants ...........................................                   $ 4,745,194

Earnings on investments:
  Interest .........................................................................                       219,246
  Dividends ........................................................................                       951,118
  Net gain (loss) on sale of assets:
    Aggregate proceeds .............................................................    $10,955,739
    Aggregate costs ................................................................     11,331,090       (375,351)

  Unrealized depreciation of assets ................................................                    (1,701,324)

Total income .......................................................................                     3,838,883

EXPENSES
Benefit payments to participants or beneficiaries ..................................                     1,320,940

Account maintenance fees ...........................................................                         6,832

Total expenses .....................................................................                     1,327,772

NET INCOME .........................................................................                     2,511,111

TRANSFERS
Transfers into fund ................................................................                    41,977,455
Transfers out of fund ..............................................................                    (5,750,617)

Net transfers ......................................................................                    36,226,838

NET ASSETS AT BEGINNING OF YEAR ....................................................                             -

NET ASSETS AT END OF YEAR ..........................................................                   $38,737,949
/TABLE

                     ATTACHMENT:  Schedule 1
                     FORM 5500:  Line 27 (a)



       FLORIDA POWER & LIGHT COMPANY
               EIN 59-0247775

EMPLOYEE THRIFT AND RETIREMENT SAVINGS PLAN
    FOR THE BARGAINING UNIT EMPLOYEES OF
       FLORIDA POWER & LIGHT COMPANY

                 PLAN #003

              PLAN YEAR:  1994




ASSETS HELD FOR INVESTMENT AS OF DECEMBER 31, 1994




                                                                                        Historic        Current
     Units                               Fund Name                           Price        Cost           Value
 40,811,428.840    FPL Managed Income Portfolio                             $ 1.00    $ 40,811,429    $ 40,811,429
 11,184,391.263    FPL Company Stock Fund                                   $ 9.47      87,255,027     105,916,185
  2,292,759.239    FPL Company Stock Fund - LESOP                           $ 9.52      20,454,332      21,827,068
    356,717.996    Conservative Investment Strategy                         $10.11       3,560,115       3,606,419
  1,308,147.937    Moderate Growth Investment Strategy                      $ 9.88      13,042,529      12,924,502
  1,024,933.345    Long-Term Investment Strategy                            $ 9.83      10,253,938      10,075,095
    266,115.135    Fidelity Magellan Fund                                   $66.80      19,447,647      17,776,491
    342,632.468    Fidelity OTC Portfolio                                   $23.27       8,456,067       7,973,058
    304,634.880    Fidelity Overseas Fund                                   $27.30       8,679,110       8,316,532
  1,355,188.500    Fidelity Retirement Government Money Market Portfolio    $ 1.00       1,355,188       1,355,188
  1,205,929.892    Fidelity U.S. Equity Index Portfolio                     $16.91      20,791,172      20,392,274
    457,707.040    Fidelity U.S. Bond Index Portfolio                       $ 9.97       4,849,167       4,563,339
                   Outstanding Loan Balances (7.5% to 11.5%;                            16,730,150      16,730,150
                     maturing 1995-1999)

                   Total Assets Held for Investment                                   $255,685,871    $272,267,730
/TABLE

                     ATTACHMENT:  Schedule 2
                     FORM 5500:  Line 27 (d)



       FLORIDA POWER & LIGHT COMPANY
               EIN 59-0247775

EMPLOYEE THRIFT AND RETIREMENT SAVINGS PLAN
    FOR THE BARGAINING UNIT EMPLOYEES OF
       FLORIDA POWER & LIGHT COMPANY

                 PLAN #003

              PLAN YEAR:  1994




TRANSACTIONS IN EXCESS OF FIVE PERCENT OF THE
    CURRENT VALUE OF PLAN ASSETS FOR THE
        YEAR ENDED DECEMBER 31, 1994






             Transaction by                  Total             Total        Number of      Number       Realized
             Fund or Carrier               Purchases           Sales        Purchases     of Sales     Gain (Loss)
FPL Managed Income Fund                   $13,505,982      $ 37,944,569        202           201                -
FPL Company Stock Fund                    $13,302,242      $ 38,025,719        205           201       $5,219,866
FPL Company Stock Fund - LESOP            $ 4,828,155      $  1,070,329        179           178       $  (48,115)
Conservative Investment Strategy          $ 4,416,165      $    850,036         82            53       $   (6,014)
Moderate Growth Investment Strategy       $15,056,172      $  1,969,627        163           140       $  (44,016)
Long-Term Investment Strategy             $12,128,429      $  1,826,002        156           134       $  (48,488)
Fidelity Magellan Fund                    $22,624,532      $  2,946,433        205           195       $ (230,452)
Fidelity OTC Portfolio                    $ 9,935,573      $  1,380,856        200           185       $  (98,650)
Fidelity Overseas Fund                    $10,020,214      $  1,337,057        200           184       $   (4,048)
Fidelity U.S. Equity Index Portfolio      $ 8,602,053      $ 21,107,467        207           202       $   58,825
Fidelity U.S. Bond Index Portfolio        $ 5,773,086      $    888,998        183           152       $  (34,920)
/TABLE

                                      SIGNATURES


The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the Employee Benefits Plan Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



DATE:  June 28, 1995        Employee Thrift and Retirement Savings Plan
                                 for Bargaining Unit Employees of
                                   Florida Power & Light Company
                                         (Name of Plan)



                          By:    JIM K. PETERSON
                                 Jim K. Peterson
                            Director of Compensation
                                  and Benefits